Registration No. 33-12715

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of

the Securities and Exchange Act of 1934

For the Fiscal Year Ended December 31, 2005

A.	Full Title of the Plan:

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

“The Exhibit Index is located at page 2 hereof.”

REQUIRED INFORMATION

a) Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 4.

b)	Exhibit Index:

23    The consent of KPMG LLP, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION
THRIFT AND SAVINGS PLAN

Date: June 29, 2006	By:	/s/ Gilbert B. Mateer
Gilbert B. Mateer
Benefit Plans Administrative Committee

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered

Public Accounting Firm Thereon)

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

Bryn Mawr Bank Corporation Thrift and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Bryn Mawr Bank Corporation Thrift and Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2005 and 2004, and changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Philadelphia, Pennsylvania

June 27, 2006

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments:
Investments at fair value	$11,480,700	10,732,446
Common trust funds at fair value	5,222,082	5,579,695
Participant loans	330,756	336,287

Total investments	17,033,538	16,648,428

Receivables:
Accrued interest and dividends	24,506	30,025
Contributions receivables – Employer	89,264	86,530
Contributions receivables – Participants	93,274	75,005

Total receivables	207,044	191,560

Total assets	17,240,582	16,839,988

Liabilities:
Accrued expenses	1,575	—

Total liabilities	1,575	—

Net assets available for benefits	$17,239,007	16,839,988

See accompanying notes to financial statements.

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BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Investment income:
Dividends	$334,154	154,829
Interest	16,993	18,633
Qualified Common Trust Fund income	148,541	128,197
Net appreciation in the fair value of investments	216,163	161,253

Total investment income	715,851	462,912

Contributions:
Employer	335,564	338,752
Employee	924,084	924,828
Rollovers	37,124	735,181

Total contributions	1,296,772	1,998,761

Total additions	2,012,623	2,461,673

Deductions:
Benefits paid to participants	1,575,768	1,534,552
Administrative expenses	37,836	27,669

Total deductions	1,613,604	1,562,221

Net increase	399,019	899,452
Net assets available for benefits:
Beginning of year	16,839,988	15,940,536

End of year	$17,239,007	16,839,988

See accompanying notes to financial statements.

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BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

(a)	General

The following description of the Bryn Mawr Bank Corporation Thrift and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the Corporation) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the Bank), (collectively, the Company) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

Employees of Bryn Mawr Bank Corporation or its subsidiaries become eligible to participate in the Plan on the next entry date following the completion of six months of employment, during which they are credited with at least 500 hours of service.

(c)	Contributions

Employees can voluntarily contribute through payroll deduction from 1% to 16% of their base annual pay on a pretax basis, subject to certain limitations. Such contributions are matched dollar for dollar by the Company to a maximum of 3% of the participant’s base annual pay. In addition, the board of directors may, at their discretion, authorize an additional contribution based on the Company’s profitability. There were no additional contributions made in 2005 or 2004. The participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers the Corporation’s common stock, two common trust funds administered by the Bank, one money market fund, and four mutual funds as investment options for participants. The matching Corporation contribution is allocated among the investment options based upon the elections made by the participants.

(d)	Amendments to the Thrift and Savings Plan

Effective March 28, 2005, the Plan was amended to reduce the vested account balance that can be paid without the consent of the participant from $5,000 to $1,000. Additionally, effective April 1, 2005, an employee will be eligible to participate in the Plan as of the next January 1, April 1, July 1, or October 1, instead of the next January 1, or June 1, following completion of the service requirement.

(e)	New Investment Options

Effective April 1, 2005 two existing investments funds were converted to new funds. The Clipper Fund was converted to the Wells Fargo C&B Large Cap Value Fund and the Brown Capital Small Cap Fund was converted to the Managers Special Equity Fund.

4	(Continued)

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(f)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum equal to the value of the participant’s vested interest in their account or annual payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

(g)	Vesting

Participants are immediately vested in all elective deferral contributions, rollover contributions and matching contributions, plus or minus earnings or losses on such contributions.

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings (losses), and charged with a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(i)	Participants Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 10 years, while some loans under the previous loan policy have original terms of 30 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through biweekly payroll deductions. The interest rates on loans range from 4.75% to 8% at December 31, 2005.

(j)	Withdrawals

Participants are 100% vested in the underlying equity in their account, including employer contributions. Participants who terminate from the Plan may choose to have all vested funds distributed to them.

Participant contributions and accumulated earnings (losses) are restricted as to withdrawal except in Hardship cases as defined by the Internal Revenue Code or the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% withdrawal penalty to the participant.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

5	(Continued)

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Corporation common stock is valued at its quoted market price.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004.

	2005	2004
Federated Prime Obligations Fund, 3,239,783 and 3,273,141 shares, respectively	$3,239,783	3,273,141
Qualified Equity Fund, 39,853 and 44,904 shares, respectively *	3,841,098	4,091,596
Qualified Income Fund II, 139,815 and 140,837 shares, respectively *	1,380,984	1,436,380
Bryn Mawr Bank Corporation Common Stock 156,740 and 160,562 shares, respectively *	3,394,988	3,530,758
Templeton Foreign Fund, 63,842 and 59,139 shares, respectively	1,424,311	1,198,749
Vanguard 500 Index Fund, 17,289 and 14,122 shares, respectively	1,986,888	1,576,539
Managers Special Equity Fund, 12,598 and 37,565 shares, respectively	1,093,099	940,642

*	Party-in-interest

6	(Continued)

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Bryn Mawr Bank Corporation Stock Fund	$(30,068)	(401,555)
Common trust funds	158,393	229,733
Mutual funds	87,838	333,075

	$216,163	161,253

(4)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the Internal Revenue Code.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

(6)	Related-Party Transactions

Certain Plan investments are common trust funds managed by the Bank as well as shares of common stock issued by the Corporation. The Corporation is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(7)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

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Schedule 1

BRYN MAWR BANK CORPORATION

THRIFT AND SAVINGS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issue	(c) Description of investment	(d) Current value

*	Bryn Mawr Trust Company Qualified Equity Fund	Common Trust Fund	$3,841,098
*	Bryn Mawr Trust Company Qualified Income Fund II	Common Trust Fund	1,380,984
*	Bryn Mawr Bank Corporation Stock Fund	Common Stock	3,394,988
	Wells Fargo C&B Large Cap Value Fund	Registered Investment Company	341,631
	Federated Prime Obligations Fund	Money Market Fund	3,239,783
	Managers Special Equity Fund	Registered Investment Company	1,093,099
	Templeton Foreign Fund	Registered Investment Company	1,424,311
	Vanguard 500 Index Fund	Registered Investment Company	1,986,888
	Participant Loans	Loans to participants (4.75% to 8%; maturing 3/2006 to 7/2022)	330,756

			$17,033,538

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

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